⚡Everydae⚡

Technology · Software · Education · B2C · Social Impact

Tutoring Industry Veterans Build Digital Tutor: Makes Learning Bite-size and Fun

EVERYDAE.COM CULVER CITY CALIFORNIA



We're tutoring industry veterans on a mission to reinvent how students realize their academic potential by creating the world's smartest digital tutor. Students build their skills, their scores and their confidence, all through 10-minute micro lessons that make learning bite-size and fun.

Christine Outram Chief Executive Officer @ ⚡ Everydae⚡

Why you may want to support us...

OVERVIEW
STORY
INVESTOR
Q&A

1. 🚀 Edtech veterans with previous acquisitions: built and sold Veritas Prep the world's largest privately owned test prep company.
2. 🛠 Innovative, proprietary tech: developing algorithms that personalize content and predict student outcomes.
3. 🤓 CEO was named a Top 36 Most Creative Women by Business Insider.
4. 💰 Creating a new category: "Smart Tutoring" ($70B TAM).
5. 🎓 Team has 20,000+ hours of tutor-training and curriculum development experience.
6. 🙇 64% avg. week-over-week registered user growth.
7. 📈 Large untapped market, hungry for a solution.
8. ⚡ Built team and product with $0 outside funding.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Christine Outram
Chief Executive Officer
Award winning entrepreneur. Invented The Copenhagen Wheel, a TIME Magazine Best Invention. Formerly Chief Product Officer at Veritas Prep. Built the adaptive study app ORION. Named Top 36 Most Creative Women (Business Insider) and Top 100 IOT thinker

Chad Troutwine
Chairman
Serial founder. Built and sold Veritas Prep - the world's largest privately owned test prep and admissions consulting company. Also, co-founded Codesmith, a premier coding academy and Spectrum Station Pre-schools. Degrees from Harvard and Yale.

Laura Hubbard
Director of Academics
10,000+ hours of tutoring and tutor-training experience. Previously the Director of Academics for the adaptive learning product ORION. Directed curriculum creation at AJ Tutoring. Previously course writer at Chegg and manager at The Princeton Review.

Ravi Sreerama
Partnerships & Business Development
Highest rated GMAT instructor in the world. Helped more than 4000 students learn how to beat their standardized exams. MBA from UCLA Anderson School of Management and JD from USC Gould School of Law. Guides academics and nonprofit partnerships.

Marc Feder
Director of Operations & User Experience.
Veritas Prep's best sales person, ever. Personally earned 26.7% of the company's gross revenue in 2015 and was regularly salesman of the year. Background in copywriting, business development and product management.

Arjun Iyer
Head of Engineering
Killer coder and startup veteran. Previously at Intel and then Head of Engineering at Wisely. Led the teams that built 3 out of 5 of Wisely's core products, bringing in 45% of the company's revenue.

Torri Haines
Software Engineer
Life long learner and full stack engineer. Former web and application developer at The Hallmark Channel. Independently implemented a complete redesign of Crown Media's corporate web app.

Zaurbek Tsorojev
Software Engineer
Holds MS in Electrical and Computer Engineering from UCLA. Founded Outside the Box, a student innovators movement and Kadoo, an AI gifting app. YC Startup School graduate.

Marich Bardhan
Curriculum Developer
Thousands of hours of tutoring and curriculum development experience. Founded own company tutoring company. Former Assistant Department Head and Tutor Trainer at AJ Tutoring. Bachelor's Degree in Mechanical Engineering

Downloads

- Everydae CompetitiveAdvantage.pdf
- Everydae Investment Prospectus.pdf
- Everydae How we get students results.pdf

💰Invest in Everydae.

At Everydae, we're reinventing how students realize their academic potential and succeed in school by building the world's smartest digital tutor.


The score gap between the haves and the have-nots is widening
1460
Avg. SAT score at an elite school where tutoring is common.
1060
Avg. SAT score nationally for all high schools.
everydae


But only 15% of families can afford tutoring services.
everydae



We're tutoring industry veterans on a mission to reinvent how students realize their academic potential by creating the world's smartest digital tutor. Students build their skills, their scores and their confidence, all through 10-minute micro lessons that make learning bite-size and fun.

Christine Outram Chief Executive Officer @ ⚡ Everydae⚡

ABOUT · UPDATES · GRAPEVINE · ASK A QUESTION

Why you may want to support us...

1. 🚀 Edtech veterans with previous acquisitions: built and sold Veritas Prep the world's largest privately owned test prep company.
2. 🛠 Innovative, proprietary tech: developing algorithms that personalize content and predict student outcomes.
3. 🤓 CEO was named a Top 36 Most Creative Women by Business Insider.
4. 💰 Creating a new category: "Smart Tutoring" ($70B TAM).
5. 🎓 Team has 20,000+ hours of tutor-training and curriculum development experience.
6. 🙇 64% avg. week-over-week registered user growth.
7. 📈 Large untapped market, hungry for a solution.
8. ⚡ Built team and product with $0 outside funding.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Christine Outram
Chief Executive Officer
Award winning entrepreneur. Invented The Copenhagen Wheel, a TIME Magazine Best Invention. Formerly Chief Product Officer at Veritas Prep. Built the adaptive study app ORION. Named Top 36 Most Creative Women (Business Insider) and Top 100 IOT thinker

Chad Troutwine
Chairman
Serial founder. Built and sold Veritas Prep - the world's largest privately owned test prep and admissions consulting company. Also, co-founded Codesmith, a premier coding academy and Spectrum Station Pre-schools. Degrees from Harvard and Yale.

Laura Hubbard
Director of Academics
10,000+ hours of tutoring and tutor-training experience. Previously the Director of Academics for the adaptive learning product ORION. Directed curriculum creation at AJ Tutoring. Previously course writer at Chegg and manager at The Princeton Review.

Ravi Sreerama
Partnerships & Business Development
Highest rated GMAT instructor in the world. Helped more than 4000 students learn how to beat their standardized exams. MBA from UCLA Anderson School of Management and JD from USC Gould School of Law. Guides academics and nonprofit partnerships.

Marc Feder
Director of Operations & User Experience.
Veritas Prep's best sales person, ever. Personally earned 26.7% of the company's gross revenue in 2015 and was regularly salesman of the year. Background in copywriting, business development and product management.

Arjun Iyer
Head of Engineering
Killer coder and startup veteran. Previously at Intel and then Head of Engineering at Wisely. Led the teams that built 3 out of 5 of Wisely's core products, bringing in 45% of the company's revenue.

Torri Haines
Software Engineer
Life long learner and full stack engineer. Former web and application developer at The Hallmark Channel. Independently implemented a complete redesign of Crown Media's corporate web app.

Zaurbek Tsorojev
Software Engineer
Holds MS in Electrical and Computer Engineering from UCLA. Founded Outside the Box, a student innovators movement and Kadoo, an AI gifting app. YC Startup School graduate.

Marich Bardhan
Curriculum Developer
Thousands of hours of tutoring and curriculum development experience. Founded own company tutoring company. Former Assistant Department Head and Tutor Trainer at AJ Tutoring. Bachelor's Degree in Mechanical Engineering

Downloads

- Everydae CompetitiveAdvantage.pdf
- Everydae Investment Prospectus.pdf
- Everydae How we get students results.pdf

💰Invest in Everydae.

At Everydae, we're reinventing how students realize their academic potential and succeed in school by building the world's smartest digital tutor.


The score gap between the haves and the have-nots is widening
1460
Avg. SAT score at an elite school where tutoring is common.
1060
Avg. SAT score nationally for all high schools.
everydae




But only 15% of families can afford tutoring services.
everydae


At Everydae, we're giving everyone in the world access to a digital tutor that's better than a human.
From $19/mo.
everydae

🎉 **Developing proprietary algorithms and using world-class design to create a digital tutor that keeps kids engaged.**

- ⏰ 10-minute *Micro Lessons* align with short attention spans (and busy lifestyles)
- 🔮 A proprietary *Readiness Score* keeps students motivated (and parents informed)
- 🏆 Coins and gift cards reward studying more
- 🚀 Algorithms will adapt content based on student performance and goals


everydae
You completed a challenge!
You got this!
+240
everydae

As our students say: "Everydae is like Duolingo for school. It makes studying fun!"

🏆 **Built by academic and big data experts from Harvard, MIT and Duke.**


Our expert team includes:
Chairman
Chad Troutwine
Serial education entrepreneur. Built and sold Veritas Prep, the world's largest privately owned test prep company. Harvard & Yale alum.
CEO
Christine Outram
Formerly Veritas Prep's Chief Product Officer. Built the adaptive learning product, ORION. Named Top 36 Most Creative Women & Top 100 #IoT thinker. MIT alum.
Academics
Laura Hubbard
10,000+ hours of tutoring and curriculum development experience from Chegg, The Princeton Review, AJ Tutoring and Veritas Prep. Duke alum.
everydae

💰 **Who have founded and sold Education-Tech companies before.**



TechCrunch

Varsity Tutors acquires Veritas Prep to expand into live online classes

Jordan Crook @jordanrcrook / 8:08 am PST • January 22, 2019 Comment

Varsity Tutors, the online learning platform that launched in 2007, has today announced the acquisition of Veritas Prep.

The terms of the deal were not disclosed, but, according to the press release, the Veritas Prep team will remain at its Calabasas, CA office and that the product will continue on as a separate brand.

Veritas Prep launched in 2002 with a suite of test prep courses. Over the years, Veritas built out its online live classes as well as a business around admissions consulting. As Varsity Tutors focuses on geographical and product expansion, the Veritas Prep acquisition allows the company to get into live online courses (alongside one-to-one tutoring).

"Over the course of its 17 years, Veritas has built up a lot of expertise in

✅ **We also created the world's first gamified and adaptive GMAT study tool (the results speak for themselves).**


ORION key stats
AN ADAPTIVE SELF-STUDY TOOL FOR THE GMAT EXAM
57% of students converted from a free trial
33% average revenue growth MoM
29% new user growth MoM
120pts average score increase over 2 months
ORION
everydae

🚀 **We've proved the tech works. Now it's time to go big.**


THE SMART TUTORING OPPORTUNITY
$70B TAM
76 million K - 12 & college students, U.S.
$936 ARPU: 24-month subscription @$39/mo
$31B SAM
34 million K - 12 & college students, U.S. with a household income of >$70k.
$936 ARPU: 24-month subscription @$39/mo
Your predicted score improvement:
+240
everydae

🧑‍🎓 **Our beachhead is high school.**

> *There are 15.3 million high schoolers in the United States but over 13 million of them lack access to affordable tutoring or supplemental education.*

By creating a digital tutor that's fun, affordable and accessible on any device, we become the go-to solution for millions of families. More importantly, we build incredible value in the business (and for our investors!).

📈 **64% average week-over-week new account growth.**


Strong week-over-week account growth
250
200
150
100
50
0
Accounts
12/6/2019
12/13/2019
12/20/2019
everydae
Today's Progress

💵 **Making money with subscriptions.**


Monthly and yearly SaaS subscription model
$39/mo
Avg. subscription
$468
ARPU
$117M
ARR
250k subscribers by 2024
everydae

Everydae subscriptions will launch in January 2020 and start at $19/mo, with an average cost of $39/mo per course. With only 250,000 subscribers and retention of one year, our financial goals (though not guaranteed) have us at $117M+ revenue by 2024.

🏦 **Printing money by adding courses.**


Every additional course increases LTV & ARPU
SAT
ACT
PSAT
AP Calculus
AP English
2019
2020
2021
everydae

Courses are created by our in-house academics team and a network of freelance tutors. Each course costs ~$60,000 to create and requires minimal maintenance after launch.

🏫 **And acquiring students with a school-by-school playbook.**


Empower student champions
Pay student champions when they get others to sign up
Leverage college counselors
Provide counselors with 1-month free gift cards and Everydae grade-guides
Harness PTA presidents
Give PTA presidents discount codes and access to deals

By building a community-focused acquisition program, we keep customer acquisition costs below $39.

⚡ **Our ultimate goal? Expand from high school to college and then into the K-8 market.**


Capturing each life-stage in a $70B+ market
50
40
30
20
10
0
High school
$14B+
TAM
College
$18B+
TAM
K - 8
$47B+
TAM
everydae

⚔ **Beating out the competition :)**

	Everydae	Tutors	Textbooks	Quizlet	Khan academy	Magoosh
Adapts based on performance	✓	✓	✕	✕	✕	✕
Fun to use	✓	✕	✕	✓	✕	✕
Affordable	✓	✕	✓	✓	✓	✓

Current options are underwhelming: expensive private tutors, low quality apps or deeply un-motivating online programs or textbooks (that no teenager wants to grind through). The market is hungry for a solution that is affordable, get results, and keeps teenagers engaged. That solution is Everydae.

🦄 **And becoming a member of the Billion Dollar EdTech club.**


Valuation benchmarks
duolingo
$1.5B
Language learning that feels like a game.
coursera
$1B+
Online learning for courses and degrees
Age of Learning
$1B+
Fun online learning focused on kids 2-8

😍 **But the best part? Our students love us.**

We did a Product Market Fit survey in December, where the minimum goal is to have 40% of your users say they would be "very disappointed" if Everydae went away tomorrow. Over 60% of users said they would be very disappointed and no users said they wouldn't care. It's very clear that we are onto something!




It doesn't feel like you're studying, but you really are and in the end the results show you that you were studying.
- Izabell, Everydae student
Everydae makes things more enjoyable and more fun. That's the best part. Literally the best part.
- Moises, Everydae student
The solutions are really helpful for showing you what you get wrong and faster methods to get to the answer.
- Caroline, Everydae student
everydae

🎓 And we get them the results they deserve.


Hi Everydae! I just wanted to share that I took the newest SAT practice test released by College Board and my score went up by 60 points! Couldn't have done it without Everydae. 💯
HK
On math I went from a 700 to a 790?!?!
Of course this might fluctuate by a few points on test day, but Everydae really trained me on the ins and outs of SAT Math.
Thanks for everything! :)
CF
1490! I improved so much on math! Only 2 (wrong) this time.
PK

💵 At a price that fits their budget and creates enormous value for us (and our investors).


Serving the 85%.
Creating value for all.
everydae

🚀 So if you're looking for a rocket ship...

Then we're the team to back.

✅ Experienced founders with previous exits
✅ Tutoring veterans with 20,000+ hours of teaching experience
✅ Proprietary tech
✅ Recurring revenue subscription model
✅ Multi-billion dollar market opportunity

The opportunity to invest in Everydae is now. We look forward to sharing our success with you.

Get in on the action today👇

Invest in Everydae

Investor Q&A

– COLLAPSE ALL

What does your company do?

Everydae redefines how students realize their academic potential. Students ace their classes and prepare for college by completing fun 10-minute challenges that can adapt based on their individual needs and goals. It's a game changer for families who want their kids to succeed but don't want to waste money on expensive private tutors or low-quality apps.

Where will your company be in 5 years?

In five years, our hope is that we've created a digital tutor that's smarter than a human and more engaging than Instagram. The goal is to integrate proprietary algorithms and use world-class design to effectively assess student strengths and weaknesses and adapt content to maximize progress in the minimum amount of time. By creating this tech we estimate (though with no guarantees) that we can bring in over $100M+ in ARR.

Why did you choose this idea?

We're tutoring industry veterans on a mission to reinvent how students realize their academic potential by creating the world's smartest digital tutor. Students build their skills, their scores and their confidence, all through 10-minute micro lessons that make learning bite-size and fun.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Today, traditional tutoring companies are expensive, inefficient and only serve 15% of the market. At Everydae we're using adaptive tech to leapfrog tradition and build the world's smartest digital tutor, right in your pocket. Incumbent competitors would need to overhaul their platforms and re-write their academic content in order to compete.

How far along are you? What's your biggest obstacle?

We've launched our beta and are seeing impressive early traction. In January we will launch subscriptions and a proprietary "Readiness Score": it predicts how prepared students are for the exam. Our biggest obstacle is juggling fundraising with building the product and acquiring customers. Once we finalize this fundraising round, we'll be heads down on acquisition (and we're excited to get there).

Who competes with you? What do you understand that they don't?

Current options are underwhelming: expensive private tutors, low-quality apps or deeply un-motivating online programs or textbooks (that no teenager wants to grind through). The market is hungry for a solution that is affordable, get results, and keeps teenagers engaged. That solution is Everydae.

How will you make money?

Subscriptions start at $19/mo and will increase to an average of $39/mo as we add more educational content. There are over 13 million high schoolers in the United States who lack access to affordable tutoring or supplemental education. With only 250,000 subscribers and retention of one year our financial projections (though not guaranteed) have us at $100M+ revenue by 2024.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risk is an economic downturn, resulting in families in the low and middle income brackets spending less money on supplemental education. However, in this instance, we would be an attractive proposition for upper-income households looking for quality solutions that cost less than traditional tutoring.

What do you see as the exit strategy for Everydae?

We build for global domination but are very aware that we'll be an attractive acquisition target in a couple of years. Acquisition by a large strategic buyer in the education space is very plausible given recent M+A deals. We are continuously thinking of how to best position ourselves for a successful exit down the road, and the value that a buyer could gain from us - academic content, adaptive learning platform, multi-year aggregated data on students and their college/career trajectory, etc.

Where does your name come from?

We believe that success starts with a small step, every day.

For some families you're still too expensive. How do you help students that can't afford your product?

At Everydae, we are committed to giving deep bulk discounts to nonprofits and Title 1 schools who in turn distribute subscriptions to those in need.

target in a couple of years. Acquisition by a large strategic buyer in the education space is very plausible given recent M+A deals. We are continuously thinking of how to best position ourselves for a successful exit down the road, and the value that a buyer could gain from us - academic content, adaptive learning platform, multi-year aggregated data on students and their college/career trajectory, etc.

Where does your name come from?

We believe that success starts with a small step, every day.

For some families you're still too expensive. How do you help students that can't afford your product?

At Everydae, we are committed to giving deep bulk discounts to nonprofits and Title 1 schools who in turn distribute subscriptions to those in need.